Exhibit 99.1

Origin Agritech Announces Final Approval of World’s First Genetically Modified Phytase Corn

China’s First Transgenic Corn Introduces the Next Generation of Agricultural Products

BEIJING--(BUSINESS WIRE)--November 21, 2009--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”), a leading technology-focused supplier of crop seeds and agri-biotech research in China, today announced it has received the Bio-safety Certificate from the Ministry of Agriculture as a final approval for commercial approval of the world’s first genetically modified phytase corn. Origin’s phytase corn is the first transgenic corn to officially introduce the next generation of corn product approved and sold commercially into the domestic marketplace.

Genetically modified seed products in China must undergo five separate stages of approval beginning with a phase one laboratory approval to the final receipt of the Bio-safety Certificate in phase five. Currently, this GM seed approval process is restricted only to domestic seed producers such as Origin Agritech.

Phytase is currently used as an additive in animal feed to breakdown phytic acid in corn, which holds 60% of the phosphorus in corn. Phytase increases phosphorus absorption in animals by 60%. Phosphorus is an essential element for the growth and development of all animals, and plays key roles in skeletal structure and in vital metabolic pathways. Phytase, as an additive for animal feed, is mandatory in Europe, Southeast Asia, South Korea, Japan, and other regions for environmental purposes.

Phytase transgenic corn, developed by and licensed from Chinese Academy of Agricultural Science (CAAS) after 7 years of study, will allow animal feed producers the ability to eliminate purchasing phytase and corn separately. It will eliminate the need for mixing the two ingredients together, saving time, machinery, and labor for the animal feed producers.

Origin’s GMO phytase-producing corn is expected to reduce the need for inorganic phosphate supplements as animals will directly absorb more phosphate from their feed, reducing animal feed’s high cost. Inorganic phosphates may be contaminated with fluorin and heavy metal residues created in the manufacturing process. These fluorin and heavy metal residues in the feedstuff are toxic to animals, and dangerous to humans. Origin plans to release further details of the development of their phytase product line as this develops.

Dr. Gengchen Han, Origin’s Chairman said, “With this landmark seed approval, we are not only own the first GM corn seed product in China, but we are actively leading the new genetically modified generation of agricultural products for China, and will continue to do so for the future.”

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on March 23, 2009. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau
Vice President, Finance
949.726.8101 or 011.86.136.8108.0243
Irving.kau@originseed.com.cn